SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)1


                                 AutoInfo, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    052777109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------











-------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





------------------------------------
Cusip No. 052777109                                    13G
------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ashford Capital Management, Inc.

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
                                                    Not Applicable

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY



--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    A Delaware Corporation

--------- ----------------------------------------------------------------------
                               5     SOLE VOTING POWER

                                                                    872,200
         NUMBER OF          -------- -------------------------------------------
          SHARES               6     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                      0
           EACH             -------- -------------------------------------------
        REPORTING              7     SOLE DISPOSITIVE POWER
          PERSON
           WITH                                                     872,200
                            -------- -------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                                                       0
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     872,200

--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |_|
          SHARES*
                                                        Not Applicable

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                        10.9%

--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

                                                        IA

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1(a).       Name of Issuer:  AutoInfo, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:
                 1600 Route 208, Fair Lawn, NJ 07410

Item 2(a).       Name of Person Filing: Ashford Capital Management, Inc.

Item 2(b).       Address of Principal Business Office or, if None, Residence:
                 P.O. Box 4172, Wilmington, Delaware 19807

Item 2(c).       Citizenship: A Delaware Corporation

Item 2(d).       Title of Class of Securities:  Common Stock, $.01 par value per share.

Item 2(e).       CUSIP Number:  052777109

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person
                 --------------------------------------------------------------------------------------------
                 filing is a:
                 -----------

                 (a) [   ] Broker or Dealer registered under Section 15 of the Securities Exchange
                           Act of 1934 (the "Act").

                 (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

                 (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.

                 (d) [   ] Investment  Company  registered  under Section 8 of the
                           Investment Company Act.

                 (e) [ x ] Investment Advisor registered under Section 203 of the Investment
                           Advisers Act of 1940.

                 (f) [   ] Employee  Benefit  Plan,  Pension  Fund which is subject to the provisions of the Employee  Retirement Income  Security Act of 1974 or Endowment  Fund;
                           see 13d-1(b)(1)(ii)(F).

                 (g) [   ] Parent  Holding  Company,  in  accordance  with  Rule 13d-1(b)(ii)(G); see
                           Item 7.

                 (h) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).








Item 4.           Ownership.

                  (a)      Amount Beneficially Owned: 872,200** shares.

                  (b)      Percent of Class: 10.9%

                  (c)      Number of shares as to which such person has:

                               (i) sole power to vote or to direct the vote:
                                   -872,200**-

                              (ii) shared power to vote or to direct the vote:
                                       -0-

                             (iii) sole power to dispose or to direct the disposition of:
                                   -872,200**-

                              (iv) shared power to dispose or to direct the disposition of:
                                       -0-

                 **Reflects the Reporting Person's beneficial ownership as of April 30, 1997.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

                 The shares  reported  by the  Reporting  Person,  a  registered investment  adviser,  are held in  separate  individual  client
                 accounts  and  in  one  separate   limited   partnership,   the
                 beneficial  owners of which have the right to  receive  and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.  None of the  individual  client accounts or the limited  partnership  individually  holds 5% or more of the Issuer's Common Stock.

Item 7.          Identification  and  Classification  of  the  Subsidiary  Which
                 Acquired the Security  Being  Reported on by the Parent Holding
                 Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing  below I certify  that,  to the best of my knowledge and belief,  the securities  referred to above were acquired in the  ordinary  course of business and were not acquired for the
                 purpose  of  and  do  not  have  the  effect  of   changing  or








                 influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.








SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ASHFORD CAPITAL MANAGEMENT, INC.


                                   By:_______________________________________
                                      Name:
                                      Title:

July___, 1997